Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

July 30, 2012

VIA EDGAR CORRESPONDENCE
Vincent J. Di Stefano
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Incapital Unit Trust, Series 8
File No. 333-182252

Dear Mr. Di Stefano:

This letter is in response to the comments that you raised during our telephone conversation on July 25, 2012, regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 8 (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2012.  The registration statement offers Zacks Select Equities Blend Portfolio, 3Q 2012 (the “Portfolio”).  This letter serves to respond to your comments.

 Principal Investment Strategy- Comment 1

In the first sentence, please change “net assets” to either “total assets” or “net assets plus borrowings” to be in compliance with Rule 35d-1 under the Investment Company Act of 1940.

Response to Comment 1

The disclosure has been revised to state “net assets plus borrowings.”

Principal Investment Strategy - Comment 2

Under “Selection of Portfolio Securities,” please disclose the calendar date for the Security Selection Date instead of providing the number of business days before the initial date of deposit.

Response to Comment 2

The disclosure has been revised to give the calendar date instead of the number of business days before the initial date of deposit.

Hypothetical Performance Information - Comment 3

In the “Hypothetical Comparison of Total Return” and “Hypothetical Comparison of Average Annual Return for Periods Ending December 31, 2011” tables, please provide the sources of the information.

Response to Comment 3

A footnote has been added disclosing that the hypothetical returns have been provided by Zacks Investment Research.

Principal Risks - Comment 4

Please provide a strategy risk.

Response to Comment 4

Additional disclosure has been added to the “Investment strategy risk.”

Principal Risks - Comment 5

Please provide a more expansive disclosure for the risks of investing in stocks of small-cap companies.

Response to Comment 5

Additional disclosure has been added to the “Small- and mid-cap risk.”

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of units of beneficial interest of the Trust, we acknowledge that:

1.           The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2.           Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.           The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren Morrison C. Warren